Filed pursuant to Rule 424(b)(3)
File No. 333-202279
Grant Park Fund April 2016 Update
May 26, 2016

Supplement dated May 26, 2016 to Prospectus dated April 29, 2016
Class	April ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.03%	2.01%	$10.66M	$1,114.750
B	-2.08%	1.78%	$115.05M	$920.265
Legacy 1	-1.85%	2.72%	$1.77M	$860.308
Legacy 2	-1.87%	2.63%	$0.61M	$843.836
Global 1	-1.79%	3.20%	$20.07M	$843.858
Global 2	-1.85%	3.15%	$3.12M	$828.292
Global 3	-2.01%	2.58%	$48.84M	$732.099
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar weakened against its global counterparts on expectations the Federal Reserve would proceed cautiously in adjusting interest rates, thereby lowering expectations of a rate hike in April or June.  The Japanese yen strengthened after the Bank of Japan left its monetary policy unchanged.  The Canadian dollar strengthened in anticipation the next OPEC meeting would announce production caps.  Positive housing data also added strength to the currency.  The British pound moved higher following better-than-expected economic news out of the Eurozone.

Energy:  Prices in the crude oil markets rose almost 20% after U.S. inventory levels unexpectedly declined and signs showed U.S. production is likely to continue to decrease.  Natural gas and heating oil prices rose on forecasts for cooler weather and on reports the number of natural gas rigs are at the lowest levels since November 2009.

Equities:  Global equity markets finished slightly higher despite disappointing earnings reports, particularly in the technology sector.  Global equity markets rose on better-than-expected Chinese trade data, lower expectations of an immediate U.S. interest rate hike and positive U.S. employment data.

Fixed Income:  Global fixed income markets moved lower due to positive Chinese trade data, encouraging U.S. employment data and shifting expectations about rate hikes.

Grains/Foods:  Corn and soybean markets rose to year-to-date highs caused by three factors:  reports from the USDA of strong export sales; indications of economic stabilization in China; and concerns about potentially adverse weather conditions during the upcoming growing season.  Sugar prices rose on increased demand and forecasts of a supply deficit, as well as on reports India could begin importing sugar this year.  Coffee prices moved lower, pressured by a weaker Brazilian real and expectations of high yields from Brazil’s upcoming harvest.  Cocoa prices increased on weaker production data from Europe.

Metals:  Precious metals moved higher as concerns over the strength of the global economy increased demand for the safe haven asset.  Copper and base metals prices moved higher as positive economic data from China led to expectations of increased demand.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended April 30, 2016

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$2,447,885	$12,046,252
Change In Unrealized Income (Loss)	-878,131	-2,276,720
Brokerage Commission	-97,041	-393,290
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-169,908	-697,714
Change in Accrued Commission	14,445	19,631
Net Trading Income (Loss)	-3,578,520	8,698,159

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$75,478	$314,933
Interest, Other	38,700	151,205
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-3,464,342	9,164,297

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-158,886	103,852
Operating Expenses	42,880	181,695
Organization and Offering Expenses	49,639	210,415
Brokerage Expenses	838,864	3,610,680
Dividend Expenses	0	0
Total Expenses	772,497	4,106,642

Net Income (Loss)	-$4,236,839	$5,057,655

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$209,118,466	$213,734,838
Additions	0	5,000
Net Income (Loss)	-4,236,839	5,057,655
Redemptions	-4,757,157	-18,673,023
Balance at April 30, 2016	$200,124,470	$200,124,470

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,114.750	9,564.94891	$10,662,527	-2.03%	2.01%
B	$920.265	125,023.24985	$115,054,558	-2.08%	1.78%
Legacy 1	$860.308	2,058.82625	$1,771,226	-1.85%	2.72%
Legacy 2	$843.836	717.08679	$605,104	-1.87%	2.63%
Global 1	$843.858	23,781.97484	$20,068,615	-1.79%	3.20%
Global 2	$828.292	3,772.10357	$3,124,404	-1.85%	3.15%
Global 3	$732.099	66,709.62203	$48,838,037	-2.01%	2.58%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership